UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 7, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

InfoSpace, Inc.

File No. 0-25131 - CF#26635

_____

InfoSpace, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 2, 2009.

Based on representations by InfoSpace, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.36	through	March 31, 2014
Exhibit 10.37	through	March 31, 2014
Exhibit 10.38	through	March 31, 2014
Exhibit 10.39	through	March 31, 2014
Exhibit 10.40	through	March 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel